SCHEDULE 13G

Amendment No.
Live Entertainment Incorporated
common stock
Cusip # 538032400
Filing Fee: Yes


Cusip # 538032400
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	140,842
Item 6:	None
Item 7:	957,725
Item 8:	None
Item 9:	957,725
Item 11:	28.37%
Item 12:	HC




Cusip # 538032400
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	957,725
Item 8:	None
Item 9:	957,725
Item 11:	28.37%
Item 12:	IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Live Entertainment Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		15400 Sherman Way
		Van Nuys, CA  91406-4211

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		538032400

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	957,725

	(b)	Percent of Class:
	28.37%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	140,842

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	957,725

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Live Entertainment Incorporated.
The interest of one person, Variable Insurance Product High Income Portfolio, an investment company registered under the Investment Company Act of 1940, in the common stock of Live Entertainment Incorporated, amounted to 207,132 shares or 6.14% of the total outstanding common stock at December 31, 1994.
The number of shares of common stock of Live Entertainment Incorporated owned by the investment company at December 31,
1994 included 116,379 shares of common stock resulting from the assumed conversion of 581,895 shares of the PIK Convertible Preferred Stock (0.2 shares of common stock for each share of the PIK Convertible Preferred Stock), 46,400 shares of common stock resulting from the assumed conversion of 232,000 shares of the $2.00 Convertible Subordinated Debentures (0.2 shares of common stock for each share of the$2.00 Convertible
Subordinated Debentures), and 44,353 shares of common stock resulting from the assumed conversion of 221,765 shares of the $2.72 Convertible Subordinated Debentures (0.2 shares of common stock for each share of the $2.72 Convertible Subordinated Debentures). The interest of one person, Fidelity Puritan
Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of Live Entertainment Incorporated, amounted to 201,873 shares or 5.98% of the total
outstanding common stock at December 31, 1994.   The number of
shares of common stock of Live Entertainment Incorporated owned by the investment company at December 31, 1994 included 101,732 shares of common stock resulting from the assumed conversion of 508,660 shares of the PIK Convertible Preferred Stock (0.2 shares of common stock for each share of the PIK Convertible Preferred Stock), 51,200 shares of common stock resulting from the assumed conversion of 256,000 shares of the $2.00
Convertible Subordinated Debentures (0.2 shares of common stock for each share of the$2.00 Convertible Subordinated
Debentures), and 48,941 shares of common stock resulting from the assumed conversion of 244,705 shares of the $2.72
Convertible Subordinated Debentures (0.2 shares of common stock for each share of the $2.72 Convertible Subordinated
Debentures). The interest of one person, Fidelity Management Trust Company, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, in the common stock of Live Entertainment Incorporated, amounted to 246,395 shares or 7.30% of the total outstanding common stock at December 31, 1994.
The number of shares of common stock of Live Entertainment Incorporated owned by the investment company at December 31, 1994 included 246,395 shares of common stock resulting from the assumed conversion of 1,231,985 shares of the PIK Convertible Preferred Stock (0.2 shares of common stock for each share of the PIK Convertible Preferred Stock)

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp's beneficial ownership of the common stock of Live Entertainment Incorporated at December 31, 1994 is true, complete and correct.



	February 13, 1995
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 711,330 shares or 21.07% of the common stock outstanding of Live Entertainment Incorporated ("the Company") as a result of acting as investment adviser to several investment companies registered under
Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Live Entertainment Incorporated owned by the investment companies at December 31, 1994 included 320,154 shares of common stock resulting from the assumed conversion of 1,600,771 shares of the PIK Convertible Preferred Stock (0.2 shares of common stock for each share of the PIK Convertible Preferred Stock).

	The ownership of one investment company, Variable Insurance Product High Income Portfolio, amounted to 207,132 shares or 6.14% of the common stock
outstanding.   The number of shares of common stock of Live Entertainment
Incorporated owned by the investment company at December 31, 1994 included 116,379 shares of common stock resulting from the assumed conversion of 581,895 shares of the PIK Convertible Preferred Stock (0.2 shares of common stock for each share of the PIK Convertible Preferred Stock), 46,400 shares of common stock resulting from the assumed conversion of 232,000 shares of the $2.00 Convertible Subordinated Debentures (0.2 shares of common stock for each share of the$2.00 Convertible Subordinated Debentures), and 44,353 shares of common stock resulting from the assumed conversion of 221,765 shares of the $2.72 Convertible Subordinated Debentures (0.2 shares of common stock for each share of the $2.72 Convertible Subordinated Debentures). Variable Insurance Product High Income Portfolio has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	The ownership of one investment company, Fidelity Puritan Fund, amounted to 201,873 shares or 5.98% of the common stock outstanding. The number of shares of common stock of Live Entertainment Incorporated owned by the investment company at December 31, 1994 included 101,732 shares of common stock resulting from the assumed conversion of 508,660 shares of the PIK Convertible Preferred Stock (0.2 shares of common stock for each share of the PIK Convertible Preferred Stock), 51,200 shares of common stock resulting from the assumed conversion of 256,000 shares of the $2.00 Convertible Subordinated Debentures (0.2 shares of common stock for each share of the$2.00 Convertible Subordinated Debentures), and 48,941 shares of common stock resulting from the assumed conversion of 244,705 shares of the $2.72 Convertible Subordinated Debentures (0.2 shares of common stock for each share of the $2.72 Convertible Subordinated Debentures). Fidelity Puritan Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 711,330 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 246,395 shares or 7.30% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s). The number of shares of common stock of Live Entertainment Incorporated owned by the institutional account(s) at December 31, 1994 included 246,395 shares of common stock resulting from the assumed conversion of 1,231,985 shares of the PIK Convertible Preferred Stock described above.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 246,395 shares and sole power to vote or to direct the voting of 140,842 shares, and no power to vote or to direct the voting of 105,553 Shares of common stock owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d and Abigail P. Johnson each own 24.9% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock and the execution of a family shareholders' voting agreement, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 13, 1995, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Live Entertainment Incorporated at December 31, 1994.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Variable Insurance Product High Income
Portfolio
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary
	Fidelity Puritan Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary
	Fidelity Management Trust Company
	By	/s/John P. O'Reilly
John P. O'Reilly
Executive Vice President